UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to_____________________

Commission file number: 0-16946

LabOne, Inc. Profit Sharing 401(K) Plan

LabOne, Inc.
10101 Renner Blvd
Lenexa, Kansas 66219

(913) 888-1770

LabOne, Inc. Profit Sharing 401(K) Plan

Financial Statements and Schedules
December 31, 2002, 2001, and 2000
(With Independent Auditors' Report Thereon)

Table of Contents

Independent Auditors' Report

Financial Statements:

Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits, Years ended
December 31, 2002, 2001, and 2000

Notes to Financial Statements

Schedules

1     Schedule of Assets Held for Investment Purposes

2     Schedule of Reportable Transactions

Signatures

Exhibit Index

Exhibit 23: Independent Auditors' Consent

Exhibit 99.1: Sarbanes-Oxley Act Certification by Chief Executive Officer

Exhibit 99.2: Sarbanes-Oxley Act Certification by Chief Financial Officer

Independent Auditors' Report

The Board of Directors
LabOne, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the LabOne, Inc. Profit Sharing 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the 401(k) Plan of LabOne, Inc. at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
May 30, 2003

LabOne, Inc. Profit Sharing 401(K) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments
Cash	$ 101,659	3,531
Investment, at fair value as determined by quoted market prices	27,745,446	24,522,180
Loans	1,188,002	842,155
Total investments	29,035,107	25,367,866

Receivables from employees	—	184,423
Receivables from employers	21,778	92,211
Receivables from other accounts	—	29,196
Total assets	29,056,885	25,673,696
Liabilities:
Excess contributions payable	21,741	—
Unapplied forfeitures	—	29,196
Net assets available for plan benefits	$ 29,035,144	25,644,500

See accompanying notes to financial statements.

LabOne, Inc. Profit Sharing 401(K) Plan

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2002, 2001, and 2000

	2002	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in
fair value of investments	$ (877,296)	5,241,212	(3,604,905)
Interest	75,735	60,113	48,256
Dividends	185,581	170,312	1,289,860
Total investment income (loss)	(615,980)	5,471,637	(2,266,789)
Less investment expenses	5,514	5,796	4,232
Net investment income (loss)	(621,494)	5,465,841	(2,271,021)
Contributions:
Employee	3,351,144	2,363,128	1,938,927
Employer	1,493,041	1,125,553	942,220
Rollovers from other investment plans	411,341	99,582	1,691,952
Total additions	4,634,032	9,054,104	2,302,078
Deductions from net assets for distributions to participants	(1,243,388)	(1,337,058)	(1,227,874)
Net increase	3,390,644	7,717,046	1,074,204
Net assets available for plan benefits:
Beginning of year	25,644,500	17,927,454	16,853,250
End of year	$ 29,035,144	25,644,500	17,927,454

See accompanying notes to financial statements.

LabOne, Inc. Profit Sharing 401(K) Plan

Notes to Financial Statements

December 31, 2002, 2001, and 2000

(1) Summary of Significant Accounting Policies

(a) Organization

The following description of the LabOne, Inc. Profit Sharing 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description text for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan adopted by the board of directors of LabOne, Inc. (the Company) established to cover all full-time employees of the Company. The Plan was effective January 1, 1987. Employees of the Company are eligible for participation at the beginning of each calendar quarter following the date the employee completes five hundred hours of service, attains age 20 1/2, and completes six consecutive months of employment or one year of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan allows participating employees to deduct their contributions from personal taxable income. Contributions made by the Company and participating employees will not be required to be included in the employees' taxable income until the year of withdrawal from the Plan.

(b) Contributions

Participant contributions - The Plan establishes a qualified cash or deferred arrangement permitting eligible employees to authorize the Company to make tax-deferred salary reduction contributions on their behalf up to 15% (10% prior to January 1, 2002) of their annual earnings, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (the Code) (not to exceed $11,000 in 2002 and $10,500 in 2001). Additionally, new legislation allows participants that will attain the age of 50 during 2002 to contribute an additional $1,000 catch-up contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may elect to change their investment allocations daily and may elect to transfer funds between accounts throughout the year.

Effective for plan years 1996 and thereafter, the Company amended the Plan during 1997 to redefine compensation for highly compensated employees. Severance pay for highly compensated employees is not considered compensation for Plan purposes. Therefore, highly compensated employees are restricted from making Plan contributions from severance pay.

Employer contributions - The Company has the discretion to contribute up to an additional 50% of the participant's contributions, not to exceed 5% of the participant's annual compensation. The Company elected to contribute the maximum amount for 2002, 2001, and 2000. Since 1987, all Company contributions have been invested in Company common stock.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may transfer funds between accounts at any time upon notification to the Plan record-keeper, American Century Investments, Inc. Prior to 2002, participants could not allocate Company contributions to other investment options, as they must be invested in Company common stock. In 2002, the plan was amended to allow participants with three years of vesting service to allocate up to 50% of the Company stock held in his/her account to other investment options offered by the Plan. Beginning January 1, 2003, all participants with three years of vesting service may allocate some or all shares of Company stock held in his/her account.

(d) Obligations for Benefits

Distributions of vested balances are available upon termination, subject to the approval of the plan administrator, retirement at or after age sixty-five, death, or permanent and total disability. Distributions can be made in either a lump-sum or annuity to designated beneficiaries and joint survivors. A participant may at any time withdraw any portion of his or her employee account upon showing financial hardship, as permitted by the Code.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Through December 31, 2001, participants became 100% vested in Company contributions after completing five years of service. In 2002, the vesting schedule was amended to allow participants 100% vesting after completion of three years. Each participant is 100% vested in the employer contributions upon disability, death, or attainment of age sixty-five while employed by the Company.

(e) Loans to Participants

Loans to participants may be authorized by the Plan's Administrative Committee. The amount may not be less than $500 and may not exceed one-half of the participants' vested account balances (limited to $50,000). Loans must carry a reasonable rate of interest defined as not less than the prime rate plus 1% at the date of the last day of the month preceding loan issuance. The loan period may vary from one to five years.

(f) Forfeitures

Forfeitures represent the nonvested portion of participant account balances upon termination. Forfeited amounts are applied to reduce future Company contributions. During 2002 and 2001, Company contributions were reduced by $119,073 and $68,000, respectively, due to forfeited nonvested accounts. The balance of unallocated forfeitures to be used to offset future employer contributions was $108,071 and $29,196 at December 31, 2002 and 2001, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation

The Plan's investments are held in a bank trust account. Investments in securities are stated at fair value. The fair value of marketable securities is based upon quotations from national securities exchanges. Plan assets include investments in common stock of the Company. Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains and losses on securities held by the funds. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

	2002	2001
Company common stock	$ 13,819,066	11,274,283
Mutual funds:
Ultra Fund	4,663,308	5,542,822
Value Fund	2,495,423	2,400,939
Premium Capital Reserve Fund	1,673,913	1,201,554
International Growth Fund	1,546,162	1,668,283
Equity Growth Fund	1,159,036	998,455

During the years ended December 31, 2002, 2001, and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001	2000
Mutual funds	$ (2,491,034)	$ (1,486,533)	(2,882,836)
Company common stock	1,613,738	6,727,745	(722,069)
	$ (877,296)	5,241,212	(3,604,905)

At May 30, 2003, the fair value of 779,857 shares of Company common stock held by the Plan at December 31, 2002 was $15,737,514.

(4) Investment in Company Common Stock

Company contributions are invested in Company common stock. Employees can also elect to invest their contributions in Company common stock. Information about the net assets and the significant components of the changes in net assets relating to both the nonparticipant and participant-directed investment in Company common stock for the years ended December 31, 2002, 2001, and 2000 is as follows:

	2002	2001	2000
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 1,613,738	6,727,745	(722,069)
Interest	538	1,720	214
Total investment income (loss)	1,614,276	6,729,465	(721,855)
Less investment expenses	195	91	80
Net investment income (loss)	1,614,081	6,729,374	(721,935)
Contributions:
Employee	518,370	264,854	219,207
Employer	1,493,041	1,125,553	942,220
Total additions	3,625,492	8,119,781	439,492
Deductions from net assets attributed to:
Distributions to participants	(509,514)	(314,728)	(203,044)
Loans to participants	(157,657)	(57,819)	(9,951)
Loan repayments	46,156	34,126	19,719
Transfers between funds	(452,170)	65,376	87,416
Total deductions	(1,073,185)	(273,045)	(105,860)
Net increase	2,552,307	7,846,736	333,632
Net assets available for plan benefits:
Beginning of year	11,390,196	3,543,460	3,209,828
End of year	$ 13,942,503	11,390,196	3,543,460

(5) Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated November 7, 2002, stating that the Plan meets the requirements of Section 401(a) of the Code, and the trust is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) Administrative Costs

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for the Plan are paid by the Company.

(7) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by American Century Investments, Inc. American Century Investments, Inc. is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also holds shares of Company common stock.

(8) Reconciliation of Financial Statements to Form 5500

At December 31, 2002, participants whose account balances totaled $32,565 notified the plan administrator that they had elected to withdraw from the Plan. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on Form 5500.

The following is a reconciliation of net assets available for plan benefits from the financial statements to the Form 5500 at December 31, 2002 and 2001:

	2002	2001
Net assets available for plan benefits per the financial statements	$ 29,035,144	25,644,500
Amounts allocated to withdrawing participants	(32,565)	(224,602)
Net assets available for plan benefits per the Form 5500	$ 29,002,579	$ 25,419,898

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Distributions to participants per the financial statements	$ 1,243,388	1,337,058	1,227,874
Add amounts allocated to withdrawing participants at end of year	32,565	224,602	17,869
Less amounts allocated to withdrawing participants at beginning of year	(224,602)	(17,869)	(49,654)
Distributions paid to participants per the Form 5500	$ 1,051,351	1,543,791	1,196,089

(9) Plan Participants

The following summarizes the number of associate participants by fund as of December 31, 2002 and 2001:

	2002	2001
Company stock account	1,271	976
American Century Investments, Inc.:
Ultra Fund	756	665
Value Fund	516	389
International Growth Fund	438	397
Premium Capital Reserve Fund	445	294
Premium Diversified Bond Fund	354	226
Equity Growth Fund	501	367
Strategic Allocation: Conservative Fund	214	124
Strategic Allocation: Moderate Fund	408	255
Strategic Allocation: Aggressive Fund	380	252

Included in the Company stock account are participants who receive their employer match in this account, but make their own contributions to another account.

(10) Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants would become 100% vested in their employer contributions.

Schedule 1

LabOne, Inc. Profit Sharing 401(K) Plan

Schedule of Assets Held for Investment Purposes

December 31, 2002

	Number		Current
Description of investment	of units	Cost	value
Cash held at JPMorgan Chase**	101,659	$ 101,659	$ 101,659
Common stock:
LabOne, Inc. **	779,857	9,712,788	13,819,066
Mutual funds:
American Century Investments, Inc.:**
Ultra Fund	220,175	*	4,663,308
Value Fund	419,399	*	2,495,423
International Growth Fund	242,345	*	1,546,162
Premium Capital Reserve Fund	1,673,913	*	1,673,913
Premium Diversified Bond Fund	92,975	*	969,727
Equity Growth Fund	76,303	*	1,159,036
Strategic Allocation: Conservative Fund	44,641	*	216,510
Strategic Allocation: Moderate Fund	132,843	*	697,426
Strategic Allocation: Aggressive Fund	91,795	*	504,876
			27,847,106
Loans to participants (interest rates on outstanding loans
at December 31, 2002 varied from 5.25% to 10.50%) **		*	1,188,001
Total investments			$ 29,035,107

* In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.
**Party-in-interest.

See accompanying independent auditor's report

Schedule 2

LabOne, Inc. Profit Sharing 401(K) Plan

Schedule of Reportable Transactions

Year ended December 31, 2002

Current
				Expense		value of
				incurred		asset on
				with	Cost	trans-
	Purchase	Selling	Lease	trans-	of	action	Gain
	price	price	rental	action	asset	date	(loss)
LabOne, Inc. common stock *	$ 5,420,132	—	—	—	5,420,132	5,420,132	—
LabOne, Inc. common stock *	—	4,383,268	—	—	3,810,458	4,383,268	572,810
* Party-in-interest.

See accompanying independent auditor's report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LabOne, Inc. Profit Sharing 401(K) Plan

Date: June 26, 2003	By /s/ W. Thomas Grant W. Thomas Grant Benefits Administrative Committee Member

Date: June 26, 2003	By /s/ John W. McCarty John W. McCarty Benefits Administrative Committee Member

Exhibit Index

Exhibit #             Description

Exhibit 23:       Independent Auditors' Consent

Exhibit 99.1:    Sarbanes-Oxley Act Certification by Chief Executive Officer

Exhibit 99.2:    Sarbanes-Oxley Act Certification by Chief Financial Officer